Exhibit (c)(6)
Sponsor Information Colorprint Due Diligence 1/3/07 — 1/11/07 Goldman, Sachs & Co. 28-Dec-2006

GOLDMAN SACHS

Bidder A Information 3

Hellman & Friedman Overview Senior Investment Team nHellman & Friedman, founded in 1984, is a private equity investment Warren Hellman Co-Founder and Chairman firm well respected for its distinctive investment philosophy and approach Brian Powers CEO nDuring its 18-year investing history, the Firm has raised and managed C. Andrew Ballard Managing Director over $8 billion of capital and has invested in over 50 companies Mitchell Cohen Managing Director nHellman & Friedman is currently investing its fifth fund, Hellman & Jeffrey Goldstein Managing Director Friedman Capital Partners V, with $3.5 billion of committed capital. Philip Hammarskjold Managing Director nHellman & Friedman is raising $8 billion for its sixth fund, Hellman & Friedman Capital Partners VI. Patrick Healy Managing Director nThe Firm looks to invest long-term equity capital to support the strategic and financial objectives of outstanding management teams Georgia Lee Managing Director operating businesses with defensible positions in growing marketsThomas Steyer Managing Director nThe Group has a target investment size of $100 million — $1 billion Allen Thorpe Managing Director nOffices are located in San Francisco, London, and New York David Tunnell Managing Director Frank Zarb Managing Director Notable Recent Investments Investment Date Size ($mm) Investment Date Size ($mm) Intergraph Corp. 31-Aug-2006 $1,331 Texas Genco Holdings Inc. 21-Jul-2004 $3,650 Activant Solutions Inc. 13-Mar-2006 825 Delaware International Ltd. 05-May-2004 200 VNU NV 16-Jan-2006 11,000 Arch Capital Group Limited 20-Nov-2001 250 LPL Group 27-Oct-2005 2,500 NASDAQ 28-Mar-2001 240 DoubleClick Inc. 25-Apr-2005 1,100 Mitchell International 29-Feb-2000 NA Vertafore 23-Nov-2004 NA

Bidder B Information 5

Bidder C Information 6